Our ref
Your ref
Telephone 020 7528 6298
Date 27 September 2006

Legal & General

RECEIVED
2006 OCT -3 A 11:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Tel 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

06017266

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *Appointment of Non-Executive Director*

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

Enc

LEGAL & GENERAL GROUP Plc

NON-EXECUTIVE DIRECTOR

Legal & General Group Plc ("Group") is pleased to announce that Rudy Markham will be appointed an independent, non-executive director of the Group on 1 October 2006, subject to approval from the Financial Services Authority.

Rudy Markham is Chief Financial Officer of Unilever plc and a Non-Executive Director of Standard Chartered plc.